SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Second Quarter Earnings Release and Conference Call Scheduled for August 14, 2007 dated August 7, 2007.

                                                                          ITEM 1

Release                                                    Source: Internet Gold

Internet Gold's Second Quarter Earnings Release and Conference Call Scheduled for August 14, 2007

Tuesday August 7, 12:00 am ET

PETACH TIKVA, Israel, August 7 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today announced that it will release its second quarter results on Tuesday, August 14, 2007, before the market is opened. On the same day, Management will host an interactive teleconference to discuss the results at 10:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1-866-485-2399 from within Canada, 0-800-051-8913 from within the U.K., or +972-3-918-0688 from other international locations. The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its Smile.Communications segment is one of the country's major Internet and International Telephony service providers, which also offers domestic voice over broadband, and one of its largest providers of enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange as part of the Tel Aviv-100 index.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay
    Internet Gold
    +972-72-200-3848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: August 7, 2007